RALLY

Exclusive Purchase Agreement

As of February 26, 2021

This exclusive purchase agreement (the “Purchase Agreement”) is made between RSE Archive, LLC (“Purchaser” or “us”) and Metropolis Collectibles Inc. (“Seller” or “you”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points:

▪You are the exclusive, unencumbered owner of the Asset(s), and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.

▪We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.

▪For a period of time from the date of this Purchase Agreement (the “Period”), you grant us the exclusive right to purchase the Asset(s).

Your Rights & Obligations:

▪You maintain possession of the Asset(s) throughout the Period.

▪You will store, maintain, and insure the Asset(s) as part of your inventory and consistent with the manner in which they were stored, maintained, and insured prior to the date of this Purchase Agreement.

▪You will provide us with reasonable access to the Asset(s) for the creation of marketing materials.  Marketing materials remain our property.

▪You will not advertise the Asset(s) online, in print, on social media, or with a third-party dealer or listing service without our prior written agreement. If the Asset(s) is already listed or advertised for sale Advisor will remove such listing or advertisement in its entirety, including any residual mention of item being "for sale”.

The Results:

▪Seller will receive payment of the Consideration for the associated Asset(s), as outlined below.

Other:

▪This Purchase Agreement may be modified or amended only with the prior written consent of both the Purchaser and Seller.

RALLY

Asset:	Batman #2 D.C. Comics
Description:	Cert #1211555001 Graded GCG 9.0
Total Acquisition Cost:	$ 76,000.00
Consideration: Cash (%) Equity (%) Total	$ 76,000.00 (100%) (0%) $ 76,000.00
Other Terms: Down Payment	$ 76,000.00 due on signing

Additional Terms & Conditions:

Acknowledged and Agreed:

By: /S/ George Leimer	By: /S/ Vincent Zurzolo
RSE Archive, LLC	SELLER
Name:George Leimer	Name: Vincent Zurzolo
Title: Chief Executive Officer	Title: Principal